                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                      SANTA BARBARA RESTAURANT GROUP, INC.
                      ------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                          Title of Class of Securities

                                   801328 10 0
                                   -----------
                                 (CUSIP Number)


                                M'Liss Jones Kane
                   Senior Vice President and Corporate Counsel

                        Fidelity National Financial, Inc.
                             17911 Von Karman Avenue
                            Irvine, California 92614
                               Tel. (949) 622-4333

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 31, 1998
                                -----------------
             (Date of Event Which Requires Filing of this Statement)



        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3) or (4), check the following box //.

        Check the following box if a fee is being paid with the statement. //

                                 SCHEDULE 13D/A

CUSIP NO.: 801328 10 0

(1)     NAME OF REPORTING PERSON:
        Fidelity National Financial, Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
        IRS No. 86-0498599

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)    [   ]
        (b)    [   ]

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS: WC

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)     SOLE VOTING POWER:          7,187,765 (1)

(8)     SHARED VOTING POWER:                0

(9)     SOLE DISPOSITIVE POWER:     7,187,765 (1)

(10)    SHARED DISPOSITIVE POWER:           0

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON: 7,187,765 (1)

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:       [X]

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
        approximately 40.7% (2)

(14)    TYPE OF REPORTING PERSON:           CO

-------------------------
(1)     Includes warrants to purchase 2,470,000 shares of Common Stock.
(2) Based upon 12,706,032 shares of Common Stock as of November 19, 1998, as reported by the issuer in its Form 10-Q for the quarterly period then ended.


ITEM 1.  SECURITY AND ISSUER.

        The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $0.08 per share (the "Common Stock"), of Santa Barbara Restaurant Group, Inc. ("SBRG") , a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3916 State Street, Santa Barbara, CA 93105.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On December 31, 1998 Fidelity purchased 2,478,000 shares of Common Stock of the Company in a private transaction valued at the closing price of the Company's Common Stock on December 31, 1998 ($3.8125) with 2,408,874 shares of Rally's

Hamburgers, Inc. Common Stock valued at the closing price of Rally's Common Stock on December 31, 1998 ($.5625) and CKE Restaurants, Inc. Common Stock valued at the closing price of CKE Common Stock on December 31, 1998. The total transaction was valued at $9,447,375. The shares purchased by Fidelity are not registered and may only be sold pursuant to Rule 144.

ITEM 4.   PURPOSE OF TRANSACTION

        The purpose of the purchase by Fidelity National Financial, Inc. of the securities of the Company described in Item 3 above is to acquire a further equity position in the Company further consolidating Fidelity National Financial, Inc.'s restaurant investments through an interest in the Company.

        Subject to applicable legal requirements and the factors referred to below, Fidelity National Financial, Inc. does not presently intend to purchase any additional shares of Common Stock, but it may determine to purchase shares of Common Stock, in open market or privately negotiated transactions, from time to time. Fidelity National Financial, Inc. also may determine to dispose of any portion or all of such shares at any time, or from time to time. In determining whether to purchase shares of Common Stock or to dispose of its shares, and in formulating any plan or proposal with respect to any transaction between the Company and Fidelity National Financial, Fidelity National Financial intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to Fidelity National Financial, Inc., developments with respect to Fidelity National Financial's business, and general economic, monetary and stock market conditions.

        Except as described in this Statement, Fidelity National Financial, Inc. has no present plans or proposals which would relate to or result in any of the following:

        (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the issuer;

        (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

        (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other action s which may impede the acquisition of control of the issuer by any person;

        (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j)     Any action similar to any of those enumerated above.

ITEM 6.   INTEREST IN SECURITIES OF THE ISSUER

        (a) As of December 31, 1998, Fidelity National Financial, Inc. was the beneficial owner of 7,187,765 shares of Common Stock (of which 2,470,000 shares of Common Stock are issuable upon exercise of warrants), which represent in the aggregate approximately 40.7% of the outstanding shares of Common Stock (based on

                12,706,032 shares of Common Stock outstanding as of November 19,
                1998) as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period then ended.

        (b) Fidelity National Financial, Inc. has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it.

        (c) Other than the purchase of the Common Stock described in Item 3 above, Fidelity National Financial has not made any transaction in the Common Stock.

        (d) Fidelity National Financial, Inc. has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it.

        (e)     Not applicable.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        January 8,  1999            FIDELITY NATIONAL FINANCIAL, INC.



                                    By:    /s/   M'LISS JONES KANE
                                           ---------------------------------
                                           M'Liss Jones Kane
                                           Senior Vice President, Corporate
                                           Counsel and Corporate Secretary